The Funds are subject to claims and suits that arise from time to time in the ordinarycourse of business. For example, certain creditors of the Tribune Co., now in bankruptcy, have filed actions against former Tribune shareholders who
tendered their shares when
Tribune went private in 2007 as part of a leveraged buyout
(?LBO?). These creditor
plaintiffs seek the return of all proceeds received by the former Tribune shareholders. The
Tribune-related actions are currently pending in the U.S. District Court for the Southern
District of New York in a Multi-District Litigation (?MDL?). There are thousands of defendants in the MDL, including the Wilmington Large Cap
Strategy Fund and the
Wilmington Mid Cap Growth Fund. The suits all seek the same
thing: disgorgement of the
amounts received by the former Tribune shareholders as part of the LBO. The reason there are different suits is that there are different plaintiffs (various Tribune creditors) and different legal theories of recovery (intentional versus constructive fraudulent
conveyance). Although management currently believes that the resolution of the claims against the Funds, individually or in the aggregate, will not have a materially adverse impact on the Funds? financial positions, results of operations, or cash flows, these matters are subject to inherent uncertainties and management?s view of these matters may change
in the future.
Litigation counsel to the Wilmington Large Cap Strategy Fund and the Wilmington Mid Cap
Growth Fund in the Lawsuits does not believe that it is possible, at this early stage in the proceedings, to predict with any reasonable certainty the probable outcome of the Lawsuits or quantify the ultimate exposure to the Wilmington Large Cap Strategy Fund and the
Wilmington Mid Cap Growth Fund arising from the Lawsuits. Until the Wilmington Large
Cap Strategy Fund and the Wilmington Mid Cap Growth Fund can
do so, no reduction of
the net asset value of the Wilmington Large Cap Strategy Fund and the Wilmington Mid
Cap Growth Fund will be made relating to the Lawsuits. However, even if the plaintiffs in
the Lawsuits were to obtain the full recovery they seek, the amount would be less than
0.5% of the Wilmington Large Cap Strategy Fund and the
Wilmington Mid Cap Growth
Fund?s net asset value at this time. The Wilmington Large Cap Strategy Fund and the
Wilmington Mid Cap Growth Fund also cannot predict what its size might be at the time the cost of the Lawsuits might be quantifiable and thus potentially deducted from its net asset value. Therefore, at this time, those buying or redeeming shares of the Wilmington
Large Cap Strategy Fund and the Wilmington Mid Cap Growth
Fund will pay or receive, as
2
the case may be, a price based on net asset value of the Wilmington Large Cap Strategy
Fund and the Wilmington Mid Cap Growth Fund, with no adjustment relating to the
Lawsuits. The attorneys? fees and costs relating to the Lawsuits will be taken as expenses by the Wilmington Large Cap Strategy Fund and the Wilmington
Mid Cap Growth Fund as
incurred and in a manner similar to any other expense incurred by the Wilmington Large
Cap Strategy Fund and the Wilmington Mid Cap Growth Fund.